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Exhibit (a)(5)(iv)

Upstreamonline — Petro-Canada hunts down Southern	Page 1 of 1

Petro-Canada hunts down Southern

By Jonathan Davis

Petro-Canada said today it plans a hostile $113 million bid for tiny Canada Southern Petroleum after negotiations to acquire the small firm for its lands in the Arctic broke down after a month of talks.

Petro-Canada, the country's No. 5 oil explorer and refiner, will offer $7.50 in cash for each share of Canada Southern, a 58% premium to yesterday's closing price on Nasdaq.

It is the first time Petro-Canada has attempted a hostile offer since the company listed its shares in 1991.

Canada Southern has lands in British Columbia, Alberta and the Yukon producing 6.5 million cubic feet of natural gas a day. But Petro-Canada said it is most interested in the company's holdings in the far North.

"There are two attractions," said Michelle Harries, spokeswoman for Calgary-based Petro-Canada. "Their conventional producing assets can be easily integrated into ours. And there's the future potential of the land holdings they have in the Canadian Arctic."

The Mackenzie River Delta, north of the Arctic Circle, has rich gas fields but they are unable to be tapped until a pipeline is constructed to southern markets.

23:32 GMT, 11 May 2006 -- last updated: 23:32 GMT, 11 May 2006

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  Exhibit (a)(5)(iv)